UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PRIORITY TECHNOLOGY HOLDINGS, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

74275G107

(CUSIP Number)

September 30, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74275G107	Page 2 of 13 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON Trident VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,193,039
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,193,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,193,039
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.78% (1)
12	TYPE OF REPORTING PERSON PN

(1)

Based upon 76,635,141 shares of common stock, par value $0.001 per share (the “Common Stock”), of Priority Technology Holdings, Inc. (the “Issuer”) outstanding as of November 9, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, that was filed on November 15, 2021 (the “Form 10-Q”) by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”).

CUSIP No. 74275G107	Page 3 of 13 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON Trident Finxera Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,193,039
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,193,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,193,039
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.78% (1)
12	TYPE OF REPORTING PERSON PN

(1)	Based upon 76,635,141 shares of Common Stock outstanding as of November 9, 2021, as disclosed in the Form 10-Q.

CUSIP No. 74275G107	Page 4 of 13 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON Trident Finxera Holdings GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,193,039
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,193,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,193,039
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.78% (1)
12	TYPE OF REPORTING PERSON OO

(1)	Based upon 76,635,141 shares of Common Stock outstanding as of November 9, 2021, as disclosed in the Form 10-Q.

CUSIP No. 74275G107	Page 5 of 13 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON Trident Capital VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,193,039
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,193,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,193,039
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.78% (1)
12	TYPE OF REPORTING PERSON PN

(1)	Based upon 76,635,141 shares of Common Stock outstanding as of November 9, 2021, as disclosed in the Form 10-Q.

CUSIP No. 74275G107	Page 6 of 13 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,193,039
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,193,039
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.78% (1)
12	TYPE OF REPORTING PERSON OO

(1)	Based upon 76,635,141 shares of Common Stock outstanding as of November 9, 2021, as disclosed in the Form 10-Q.

CUSIP No. 74275G107	Page 7 of 13 Pages

SCHEDULE 13G

ITEM 1.	(a) Name of Issuer:

Priority Technology Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2001 Westside Parkway, Suite 155, Alpharetta, GA 30004

ITEM 2.	(a) Name of Person Filing:

This statement is being filed jointly on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Trident Finxera Holdings LP (“Holdings LP”)

(ii)	Trident Finxera Holdings GP LLC (“Holdings GP LLC”)

(iii)	Trident VII, L.P. (“Trident VII”)

(iv)	Trident Capital VII, L.P. (“Trident VII GP”)

(v)	Stone Point Capital LLC (“Stone Point Capital”)

(b)	Address of Principal Business Office, or if none, Residence:

The principal address of each of the Reporting Persons is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

(c)	Citizenship:

(i)	Holdings LP – Delaware

(ii)	Holdings GP LLC – Delaware

(iii)	Trident VII – Cayman Islands

(iv)	Trident VII GP – Cayman Islands

(v)	Stone Point Capital – Delaware

(d)	Title of Class of Securities:

Common stock, par value $0.001 per share (the “Common Stock”)

(e)	CUSIP Number:

74275G107

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP No. 74275G107	Page 8 of 13 Pages

SCHEDULE 13G

ITEM 4.	OWNERSHIP.

The information in items 5 through 9 and item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.

Holdings LP directly holds 5,193,039 shares of Common Stock. The shares of Common Stock held directly by Holdings LP may be deemed to be beneficially owned by each of Holdings GP LLC, Trident VII, Trident VII GP and Stone Point Capital because (i) Holdings GP LLC is the general partner of Holdings LP, (ii) Trident VII is the managing member of Holdings GP LLC, (iii) Trident VII GP is the general partner of Trident VII and (iv) Stone Point Capital is the investment manager of Trident VII. Each of the Reporting Persons (other than Holdings LP), and each of their affiliated entities and the officers, members and managers thereof, disclaims beneficial ownership of these securities.

Pursuant to certain management agreements, Stone Point Capital has received delegated authority by Trident VII GP relating to Trident VII, provided that the delegated discretion to exercise voting rights may not be exercised on behalf of Trident VII without first receiving direction from the Investment Committee of Trident VII GP. The management agreements do not delegate any power with respect to the disposition of Common Stock held by Holdings LP.

The shares of Common Stock held directly by Holdings LP are held for the benefit of the limited partners of Holdings LP, which consist of Trident VII, Trident VII Parallel Fund, L.P., Trident VII DE Parallel Fund, L.P. and Trident VII Professionals Fund, L.P. Each of these entities and each of their affiliated entities and the officers, members and managers thereof, disclaims beneficial ownership of these securities.

All calculations of percentage ownership herein are based on an aggregate of 76,635,141 shares of Common Stock outstanding as of November 9, 2021, as disclosed in the Form 10-Q.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11 of the Exchange Act.

CUSIP No. 74275G107	Page 9 of 13 Pages

SCHEDULE 13G

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 74275G107	Page 10 of 13 Pages

SCHEDULE 13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

TRIDENT VII, L.P.

By:	Trident Capital VII, L.P., its sole general partner
By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT CAPITAL VII, L.P.

By: DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT FINXERA HOLDINGS GP LLC

By:	Trident VII, L.P., its managing member
By:	Trident Capital VII, L.P., its general partner
By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT FINXERA HOLDINGS LP

By:	Trident Finxera Holdings GP LLC, its general partner
By:	Trident VII, L.P., its managing member
By:	Trident Capital VII, L.P., its general partner
By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

CUSIP No. 74275G107	Page 11 of 13 Pages

SCHEDULE 13G

STONE POINT CAPITAL LLC

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Managing Director and Chief Compliance Officer